UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 7)*

Under the Securities Exchange Act of 1934

PolyMet Mining Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

731916102

(CUSIP Number)

Stephen Rowland and Rajiv Singhal
Glencore International AG
Baarermattstrasse 3
CH-6341 Baar
Switzerland
+41 41 709 2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Matias Vega Esq.
Curtis, Jallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, NY 10178

November 12, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 731916102	Page 2 of 10

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Glencore Holding AG
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,240,445
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,240,445
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,240,445
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%
14		TYPE OF REPORTING PERSON CO; HC

SCHEDULE 13D/A

CUSIP No. 731916102	Page 3 of 10

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Glencore International AG
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,240,445
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,240,445
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,240,445
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%
14		TYPE OF REPORTING PERSON CO; HC

SCHEDULE 13D/A

CUSIP No. 731916102	Page 4 of 10

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Glencore AG
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,240,445
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,240,445
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,240,445
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%
14		TYPE OF REPORTING PERSON CO; HC

Explanatory Note:

This Amendment No. 7 amends and supplements the Schedule 13D filed on November 25, 2008, as amended by Amendment No. 1 thereto filed on December 24, 2008, Amendment No. 2 thereto filed on June 22, 2009, Amendment No. 3 thereto filed on September 4, 2009, Amendment No. 4 thereto filed on November 3, 2009, Amendment No. 5 thereto filed on November 23, 2009, and Amendment No. 6 thereto filed on January 27, 2010 (as so amended, the “Statement”) by Glencore Holding AG, Glencore International AG and Glencore AG relating to the common shares, no par value (“Common Shares”), of PolyMet Mining Corp. (the “Issuer”), a corporation incorporated under the laws of the Province of British Columbia, Canada. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 2.	Identity and Background

Item 2 of the Statement is hereby deleted and replaced in its entirety with the following:

“This Schedule 13D is being filed by (a) Glencore Holding AG (“Glencore Holding”), (b) Glencore International AG (“Glencore International”) and (c) Glencore AG (“Glencore”, and collectively with Glencore Holding and Glencore International, the “Reporting Persons”). Each of the Reporting Persons is a company organized under the laws of Switzerland. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.1 hereto.

Glencore Holding is the parent company of Glencore International which, together with its subsidiaries, including Glencore, is a leading privately-held, diversified natural resources group. Each of the Reporting Persons other than Glencore Holding is a direct or indirect wholly-owned subsidiary of Glencore Holding.

The address of the principal business and office of each of the Reporting Persons is Baarermattstrasse 3, CH-6341 Baar, Switzerland.

The name, citizenship, occupation and principal business address of each director and executive officer of the Reporting Persons are listed in Schedule I hereto (the “Schedule I Persons”).

During the last five years, none of the Reporting Persons, or, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby deleted and replaced in its entirety with the following:

“On October 31, 2008, Glencore, the Issuer and the Issuer’s wholly−owned subsidiary, Poly Met Mining, Inc., a Minnesota corporation (“Poly Met Inc.”), entered into a Purchase Agreement (the “Original Purchase Agreement”), as amended by a letter agreement (“Amendment No. 1”), dated as of November 28, 2008, and as further amended by a letter agreement (“Amendment No. 2”), dated as of December 12, 2008, a letter agreement (“Amendment No. 3”), dated as of December 19, 2008, a letter agreement (“Amendment No. 4”), dated as of January 30, 2009, a letter agreement (“Amendment No. 5”), dated as of February 24, 2009, a letter agreement (“Amendment No. 6”), dated as of March 30, 2009, a letter agreement (“Amendment No. 7”), dated as of April 28, 2009, a letter agreement (“Amendment No. 8”), dated as of June 4, 2009, a letter agreement (“Amendment No. 9”), dated as of August 31, 2009, a letter agreement (“Amendment No. 10”), dated as of October 20, 2009, and a letter agreement (“Amendment No. 11”), dated as of November 16, 2009 (the Original Purchase Agreement, as amended, the “Purchase Agreement”), which provides for, among other things, Glencore’s purchase of up to US$50 million in aggregate principal amount of floating rate secured debentures issued by Poly Met Inc. (the “Debentures”).

The initial closing of the transactions contemplated by the Purchase Agreement occurred on October 31, 2008.  At that closing, an initial tranche of US$7.5 million of the Debentures (the “Tranche A Debenture”) was issued to Glencore by Poly Met Inc.  Subsequently, Poly Met Inc. issued to Glencore a second tranche of US$7.5 million of the Debentures (the “Tranche B Debenture”) on December 22, 2008, followed by a third tranche of US$5.0 million of the Debentures (the “Tranche C Debenture”) on June 17, 2009, and a fourth tranche of US$5.0 million of the Debentures (the “Tranche D Debenture”) on August 31, 2009.  The final US$25 million of the Debentures (the “Tranche E Debenture”) to be issued by Poly Met Inc. under the Purchase Agreement would be issued to Glencore upon the satisfaction of additional closing conditions set forth in the Purchase Agreement, including, among other things, the publication of the final Environmental Impact Study for the Issuer’s NorthMet project in the State of Minnesota’s Environmental Quality Board Monitor, receipt by PolyMet of a binding term sheet in respect of financing for a construction project relating to the NorthMet project, and certain expenditures of the Issuer and Poly Met Inc. being in compliance with budgeted amounts.

The Debentures bear interest at a rate equal to the 12 month US dollar LIBOR plus 4% and are due on September 30, 2011.  Interest is payable in cash or by increasing the principal amount of the Debentures. For payments on or before September 30, 2009, the Issuer could elect in which form to make the interest payments; thereafter, Glencore may make such election.  As of September 30, 2010, approximately US$2.2 million of interest has been added to the principal amount of the Debentures.  The Issuer has guaranteed Poly Met Inc.’s obligations under the Debentures pursuant to a Parent Guarantee (the “Parent Guarantee”), dated as of October 31, 2008.  Poly Met Inc.’s obligations under the Debentures are secured by (a) the assets of the Issuer pursuant to a Security Agreement (the “Issuer Security Agreement”), dated as of October 31, 2008, between the Issuer and Glencore, (b) the assets of Poly Met Inc. pursuant to a Security Agreement (the “Poly Met Inc. Security Agreement”), dated as of October 31, 2008, between Poly Met Inc. and Glencore, and (c) a security interest in the Issuer’s equity interest in Poly Met Inc. pursuant to a Pledge Agreement (the “Pledge Agreement”), dated as of October 31, 2008, between the Issuer and Glencore.

Pursuant to the Purchase Agreement, the Debentures are exchangeable into Common Shares at any time until September 30, 2011 pursuant to an Exchange Warrant (the “Exchange Warrant”), dated as of October 31, 2008, at an exchange rate of US$4.00 per Common Share for the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture, and an exchange rate of US$2.65 per Common Share for the Tranche E Debenture.  Poly Met Inc. may prepay the Debentures if the Issuer’s Common Shares trade at a 20−day volume weighted average price equal to or exceeding US$6.00 per Common Share.  If the Issuer elects to prepay the Debenture, Glencore may, at its option, exchange the Debenture for Common Shares pursuant to the Exchange Warrant (regardless of the market price of the Common Shares at such time) within thirty (30) days of such prepayment election by the Issuer. Prepayment of the Debentures between October 1, 2010 and September 30, 2011 must be accompanied by a premium of 2.5% of the principal amount of the Debentures being repaid.

Pursuant to a Purchase Warrant (the “Initial Purchase Warrant”), dated as of October 31, 2008, the Issuer issued to Glencore warrants (the “Initial Warrants”) to purchase 6.25 million Common Shares.  Pursuant to the Purchase Agreement, the exercise price of the Warrants is US$3.00 per Common Share.  If the volume−weighted 20−day average price of the Common Shares exceeds a 50% premium to the then applicable exercise price, the Issuer could elect to accelerate the warrant expiry date such that Glencore must exercise the Initial Warrants within 30 days of such notice by the Issuer or the Initial Warrants will expire.

Concurrently with the issuance of the Tranche A Debenture and the Initial Warrants, the Issuer and Glencore entered into a Registration Rights Agreement (the “Initial Registration Rights Agreement”). The Registration Rights Agreement granted Glencore demand and piggyback registration rights with respect to Common Shares received upon conversion of the Debentures or exercise of the Initial Warrants. The Registration Rights Agreement provided that the Issuer must effect an unlimited number of demand registration rights if Glencore exercises its demand registration rights for the registration of Common Shares covering at least twenty−five percent (25%) of the Common Shares received upon conversion of the Debentures or exercise of the Initial Warrants and then held by Glencore or its transferees (or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed US$5 million); provided, however, the Issuer is not obligated to effect (a) a registration covering the sale of Common Shares for an aggregate public offering price of less than US$5 million, (b) more than two such registrations in any twelve−month period or (c) any registration at a time when it is keeping three such registration statements effective.

Pursuant to a subscription agreement, dated as of November 17, 2009, between Glencore and the Issuer (the “First Subscription Agreement”), the Issuer sold to Glencore 3,733,585 Common Shares for an aggregate purchase price of US$10,000,000.25 (or US$2.65 per Common Share).  Pursuant to a second subscription agreement, dated as of November 23, 2009, between Glencore and the Issuer (the “Second Subscription Agreement,” and together with the First Subscription Agreement, the “Initial Subscription Agreements”), the Issuer sold to Glencore 5,660,377 Common Shares on January 26, 2010 for an aggregate purchase price of US$14,999,999.05 (or US$2.65 per Common Share).  Glencore used working capital to purchase the Common Shares under each of the Subscription Agreements.

The source of funds for all of the purchases described above was working capital of the Reporting Persons. The Reporting Persons anticipate that the source of funds for the exercise of any of the Initial Warrants would be working capital of the Reporting Persons.

The foregoing summaries of the Original Purchase Agreement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture, the Tranche D Debenture, the Parent Guarantee, the Issuer Security Agreement, the Poly Met Inc. Security Agreement, the Pledge Agreement, the Exchange Warrant, the Initial Purchase Warrant, the Initial Registration Rights Agreement, the First Subscription Agreement and the Second Subscription Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements and documents, which have each been attached as an exhibit to this Statement and which are incorporated herein by reference.

On November 12, 2010, the Issuer, Poly Met Inc. and Glencore entered into an Amendment and Waiver Agreement (the “Amendment and Waiver”) pursuant to which the parties agreed:

•	to terminate and discharge the Issuer’s obligation to issue, and Glencore’s obligation to purchase, the Tranche E Debenture;

•	to extend the maturity date for each of the remaining Debentures from September 30, 2011 to September 30, 2012;

•	to extend the expiration of the Exchange Warrant from September 30, 2011 to September 30, 2012; and

•
to cancel the Initial Purchase Warrant and to cause the Issuer to issue to Glencore a new warrant (the “Second Purchase Warrant”) to purchase up to 3 million Common Shares at an exercise price of US$2.00 per share on or before December 31, 2015.

In accordance with the terms of the Amendment and Waiver, the Issuer issued to Glencore a Non-Transferable Common Share Purchase Warrant, dated November 12, 2010 (the “Second Purchase Warrant”), pursuant to which Glencore received warrants to purchase 3,000,000 Common Shares at an exercise price of US$3.00 per Common Share (the “Second Warrants”).  The Second Warrants expire on December 31, 2015.

In accordance with the terms of the Amendment and Waiver, the Issuer and Glencore also entered a Registration Rights Agreement, dated as of November 12, 2010 (the “Second Registration Rights Agreement”), pursuant to which Glencore was granted demand and piggyback registration rights with respect to all Common Shares held by Glencore, including any Common Shares issued upon conversion of the Debentures or exercise of the Initial Warrants, and any transferee of Common Shares to whom Glencore transferred its registration rights (“Registrable Securities”). The Registration Rights Agreement provides that the Issuer must effect an unlimited number of demand registration rights if holders of at least fifty percent (50%) of the Registrable Securities demand the registration of Common Shares covering at least twenty-five percent (25%) of outstanding Registrable Securities (or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed US$5 million); provided, however, the Issuer is not obligated to effect (a) a registration covering the sale of Common Shares for an aggregate public offering price of less than US$5 million, (b) more than two such registrations in any twelve-month period or (c) any registration at a time when it is keeping three such registration statements effective.

Concurrently, Glencore and the Issuer entered into a Subscription Agreement, dated as of November 12, 2010 (the “Third Subscription Agreement”), pursuant to which Glencore agreed to purchase from the Issuer, on a private placement basis, an aggregate of 15,000,000 Common Shares (the “Subscription Shares”) for a purchase price of US$2.00 per Common Share.  The Subscription Shares will be issued and sold in three separate tranches of 5,000,000 Common Shares each.  Subject to the satisfaction of certain conditions e as set forth in the Third Subscription Agreement, the closing of each tranche (the “Closings”) will take place upon the occurrence of specified events or on specified dates that run from January 17, 2011 through October 15, 2012.  Notwithstanding the foregoing, Glencore may in its sole discretion, by providing the Issuer with no less than 10 days prior written notice, cause any one or more of the Closings to occur prior to the date specified for such Closing in the Third Subscription Agreement.

The Reporting Persons anticipate that the source of funds for the purchase of the Subscription Shares and the exercise of any of the Second Warrants will be working capital of the Reporting Persons.
The foregoing summaries of the Amendment and Waiver, the Second Purchase Warrant, the Second Registration Rights Agreement and the Third Subscription Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements, which have been attached as Exhibits 99.27, 99.28, 99.29 and 99.30, respectively, and which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Statement are hereby deleted and replaced in their entirety with the following:

“(a) and (b)  As of November 12, 2010, the Reporting Persons own 9,433,962 Common Shares. However, as of November 12, 2010 , the Reporting Persons may be deemed to have “beneficial ownership,” within the meaning of Rule 13d-3 under the Act, of the 15,000,000 Subscription Shares and an additional 9,433,962 Common Shares which are issuable upon the exercise of the Exchange Warrants and the Second Warrants.  Accordingly, each of the Reporting Persons may be deemed to beneficially own an aggregate of 34,240,445 Common Shares, representing 19.6% of the Issuer’s issued and outstanding Common Shares.   The beneficial ownership percentages set forth herein are based on 149,525,791  Common Shares reported as outstanding by the Issuer,  as adjusted in accordance with Rule 13d-3(d)(1)(i) under the Act to account for the 24,806,483 Common Shares the Reporting Persons have the right to acquire within 60 days.  The Reporting Persons share the power to vote or to direct the vote and dispose or to direct the disposition of 34,240,445 Common Shares.

(c) Except as set forth in Item 3 and this Item 5 of this Schedule 13D, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has beneficial ownership of, or has engaged in any transaction during the past 60 days, in any Common Shares.”

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented by the following exhibits attached herewith:

Exhibit No.	Description
99.1	Joint Filing Agreement, dated November 15, 2010, between Glencore Holding AG, Glencore International AG and Glencore AG relating to the filing of a joint statement on Schedule 13D
99.27	Amendment and Waiver Agreement, dated as of November 12, 2010, by and between PolyMet Mining Corp. and Glencore AG
99.28	Non-Transferable Common Share Purchase Warrant of Poly Met Mining Corp., dated November 12, 2010
99.29	Registration Rights Agreement, dated as of November 12, 2010, by and between PolyMet Mining Corp. and Glencore AG
99.30	Subscription Agreement, dated as of November 12, 2010, by and between PolyMet Mining Corp. and Glencore AG

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2010
Glencore AG

	By:	/s/ Ivan Glasenberg

Name: Ivan Glasenberg Title: Director

By:	/s/ Andreas Hubmann

Name: Andreas Hubmann Title: Director

Glencore International AG

By:	/s/ Steven Kalmin

Name: Steven Kalmin Title: Director

By:	/s/ Ivan Glasenberg

Name: Ivan Glasenberg Title: Director

Glencore Holding AG

By:	/s/ Ivan Glasenberg

Name: Ivan Glasenberg Title: Director

By:	/s/ Andreas Hubmann

Name: Andreas Hubmann Title: Director

SCHEDULE 1

Set forth below are the names, business addresses and present principal occupations of the directors and executive officers of Glencore International AG, Glencore Holding AG and Glencore AG.  The executive officers of each of Glencore International AG, Glencore Holding AG and Glencore AG are the same persons listed as directors of such company.  Unless otherwise indicated, the present principal occupation of each person is with Glencore International AG.  If no business address is given, the address is Baarermattstrasse 3, CH-6341, Baar, Switzerland.  Unless otherwise indicated, all of the persons listed below are citizens of Switzerland.  To the best knowledge of the Reporting Persons, none of the persons listed below beneficially owns any shares of Common Shares.

Directors of Glencore Holding AG:

Name	Principal Occupation	Business address
Willy R. Strothotte (Citizen of Germany)	Chairman
Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer
Andreas P. Hubmann	Officer of Glencore International AG –Accounting
Peter A. Pestalozzi	Attorney, Pestalozzi Lachenal Patry Zurich Ltd.	Lowenstrasse 1 CH-8001 Zurich Switzerland
Zbynek E. Zak	Non-Executive Director; former CFO of Glencore International AG (retired)	Buetzenweg 16 CH-6300 Zug Switzerland
Craig A. Davis (Citizen of the US)	Non-Executive Director, former Chairman and CEO of Century Aluminum Company (retired)

Directors of Glencore International AG:

Name	Principal Occupation	Business address
Willy R. Strothotte (Citizen of Germany)	Chairman
Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer
Zbynek E. Zak	Non-Executive Director; former CFO of Glencore International AG (retired)	Buetzenweg 16 CH-6300 Zug Switzerland
Peter A. Pestalozzi	Attorney, Pestalozzi Lachenal Patry Zurich Ltd.	Loewenstrasse 1 CH-8001 Zurich, Switzerland
Craig A. Davis (Citizen of the US)	Non-Executive Director, former Chairman and CEO of Century Aluminum Company (retired)

Directors of Glencore AG:

Name	Principal Occupation	Business address
Willy R. Strothotte (Citizen of Germany)	Chairman
Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer
Steven F. Kalmin (Citizen of Australia)	Chief Financial Officer
Andreas P. Hubmann	Officer of Glencore International AG –Accounting
Aristotelis Mistakidis (Citizen of the United Kingdom)	Glencore International AG – Head Zinc Copper

EXHIBIT INDEX

Exhibit No.	Exhibit Name

99.1.	Joint Filing Agreement, dated November 15, 2010, between Glencore Holding AG, Glencore International AG and Glencore AG relating to the filing of a joint statement on Schedule 13D

99.2.	Purchase Agreement, dated as of October 31, 2008, by and between PolyMet Mining Corp., Poly Met Mining Inc. and Glencore AG*

99.3.	Floating Rate Secured Debenture, due September 31, 2011, of Poly Met Mining Inc., dated October 31, 2008*

99.4.	Parent Guarantee, dated as of October 31, 2008, made by PolyMet Mining Corp. in favor of Glencore AG*

99.5.	Security Agreement, dated as of October 31, 2008, by PolyMet Mining Corp. in favor of Glencore AG*

99.6.	Security Agreement, dated as of October 31, 2008, by Poly Met Mining, Inc. in favor of Glencore AG*

99.7.	Pledge Agreement, dated as of October 31, 2008, made by PolyMet Mining Corp. in favor of Glencore AG*

99.8.	Exchange Warrant of PolyMet Mining Corp., dated as of October 31, 2008*

99.9.	Purchase Warrant of PolyMet Mining Corp., dated as of October 31, 2008*

99.10.	Registration Rights Agreement, dated as of October 31, 2008, by and between PolyMet Mining Corp. and Glencore AG*

99.11	Amendment Letter No. 1 relating to the Purchase Agreement, dated as of October 31, 2008*

99.12	Amendment Letter No. 2 relating to the Purchase Agreement, dated as of October 31, 2008*

99.13	Amendment Letter No. 3 relating to the Purchase Agreement, dated as of October 31, 2008*

99.14	Floating Rate Secured Debenture, due September 31, 2011, of PolyMet Mining Inc., dated December 22, 2008*

99.15	Amendment Letter No. 4 relating to the Purchase Agreement, dated as of January 30, 2009*

99.16	Amendment Letter No. 5 relating to the Purchase Agreement, dated as of February 24, 2009*

99.17	Amendment Letter No. 6 relating to the Purchase Agreement, dated as of March 30, 2009*

99.18	Amendment Letter No. 7 relating to the Purchase Agreement, dated as of April 28, 2009*

99.19	Amendment Letter No. 8 relating to the Purchase Agreement, dated as of June 4, 2009*

99.20	Floating Rate Secured Debenture, due September 30, 2011, dated June 16, 2009*

99.21	Amendment Letter No. 9 relating to the Purchase Agreement, dated as of August 31, 2009*

99.22	Floating Rate Secured Debenture, due September 30, 2011, dated August 31, 2009*

99.23	Amendment Letter No. 10 relating to the Purchase Agreement, dated as of October 20, 2009*

99.24	Amendment Letter No. 11 relating to the Purchase Agreement, dated as of November 16, 2009*

99.25	Subscription Agreement, dated as of November 17, 2009, by and between PolyMet Mining Corp. and Glencore AG*

99.26	Subscription Agreement, dated as of November 23, 2009, by and between PolyMet Mining Corp. and Glencore AG*

99.27	Amendment and Waiver Agreement, dated as of November 12, 2010, by and between PolyMet Mining Corp. and Glencore AG

99.28	Non-Transferable Common Share Purchase Warrant of Poly Met Mining Corp., dated November 12, 2010

99.29	Registration Rights Agreement, dated as of November 12, 2010, by and between PolyMet Mining Corp. and Glencore AG

99.30	Subscription Agreement, dated as of November 12, 2010, by and between PolyMet Mining Corp. and Glencore AG

*Previously filed.